Exhibit 1.02
Conflict Minerals Report of FLIR Systems, Inc.
for the Year Ending December 31, 2013

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The Rule requires each SEC registrant to provide certain disclosures about CMs which are necessary to the functionality or production of products manufactured by such registrant.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 then the Conflict Minerals Report is not subject to an independent private sector audit.

Description of Company

FLIR Systems, Inc. (“FLIR,” the “Company,” “we,” “us,” or “our”) is a world leader in sensor systems that enhance perception and awareness. We were founded in 1978 and have since become a premier designer, manufacturer, and marketer of thermal imaging and other sensing products and systems. Our advanced sensors and integrated sensor systems enable the gathering and analysis of critical information through a wide variety of applications in commercial, industrial, and government markets worldwide.

Products Overview

FLIR’s product lines are classified in the following general categories: “Thermal Vision & Measurement” products, which are generally sold for applications where the customer need is to see at night or in adverse conditions or to image a scene while gathering valuable situational and temperature information; the “Raymarine” segment, which designs, develops, and markets electronics for the maritime market and is a leading global provider of fully integrated “stem to stern” networked electronic systems for boats of many sizes; the “Surveillance” segment, which is focused on selling advanced imaging and sensor systems to government customers and non-government markets where high performance is required; the “Detection” segment, which primarily produces sensor systems that detect and identify chemical, biological, radiological, nuclear, and explosives threats; and the “Integrated Systems” segment, which develops platform solutions for combating sophisticated security threats and incorporates multiple sensor systems in order to deliver actionable intelligence for wide area surveillance, intrusion detection, border security, and facility security. For further information about our products, please see Item 1 of our Annual Report on Form 10-K for the year ending December 31, 2013.

We conducted an analysis of our products and found that 3TG can be found in the products described above. Therefore, substantially all the products that we manufacture are subject to the reporting obligations of the Rule.

Due Diligence Process

Overview

With respect to CMs necessary to the functionality or production of products manufactured by us, or contracted by us to be manufactured, and required to be reported on Form SD for 2013, we conducted in good faith a country of origin inquiry that we believe was reasonably designed to determine whether any of the CMs originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively the “Covered Countries”) or were from recycled or scrap sources. For a description of our country of origin inquiry, please see the discussion below of the measures we took to exercise due diligence (of which such inquiry was a part).

To the extent we determined that the CMs originated (or may have originated) in the Covered Countries and may not have been from recycled or scrap sources, we exercised further due diligence as required by the Rule. In exercising due diligence, we were not able to determine whether the CMs that originated (or may have originated) in the Covered Countries directly or indirectly financed or benefitted armed groups.

Despite our good faith effort to determine the countries of origin and chain of custody of the CMs contained in our products, we have concluded that our products remain “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the countries of origin of much of the 3TG used in our products and, for the 3TG whose country of origin has become known to us, we have been unable to determine whether such CMs directly or indirectly financed or benefited armed groups in the Covered Countries.

Based on the information we received from our suppliers (as described below), we have reason to believe that some of the CMs contained in our products may have come from recycled or scrap sources.

Our ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited. Our supply chain for CMs is complex. In most cases, we are several steps removed from the mining and smelting or refining of CMs. Of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the CMs they procure. By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program and continuing our outreach efforts with suppliers, we hope to enhance the transparency within our supply chain regarding CMs.

Design of Due Diligence Measures

During 2013, we established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs. We designed the CM Process with the intent to conform with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition).

The design of the CM Process included the following:

•	An adoption of a Conflict Minerals Policy and Supplier Code of Conduct, which is on our web site at www.flir.com/Supplier/;

•	Modification of our Terms and Conditions to require compliance with our Conflict Mineral Policy and Supplier Code of Conduct;

•
An organizational structure and processes intended to ensure that our direct suppliers of CMs and each third-party manufacturer of our products that contain CMs were made aware of our policy on CMs and that information received by us from and through these suppliers that is relevant to supply-chain due diligence reaches our employees who have knowledge of the SEC disclosure;

•
A process, which uses a reporting template and data gathered by the Electronic Industry Citizenship Coalition (EICC) and the Global E-Sustainability Initiative (GeSI), to achieve control and transparency over our CM supply chain and identify the risk that our products contain CMs financing or benefiting armed groups in any Covered Country;

•	An assessment by the internal team and management of the risk identified through the process described above;

•	A mechanism for suppliers and others to communicate to us their concerns with respect to our CM Process;

•	Reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and

•	Public reporting of the results of our due diligence.

To gain insight into the country of origin, chain of custody and Conflict Status of our CMs, we relied primarily on the data reported via a consistent reporting template developed by the EICC and the data from the Conflict Free Smelter Assessment Program (CFSP) of the Extractives Work Group of the EICC and GeSI. As described by EICC/GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that all the materials it processed originated from conflict-free sources. Pursuant to our Conflict Smelter Policy and our Supplier Code of Conduct, we require all suppliers to complete the EICC forms.

Due Diligence Measures Taken

During 2013, we identified all inventory suppliers and also analyzed our build of materials to identify any CMs that may be contained in the components provided by these suppliers. In addition, we sought representations from each supplier indicating the facility, i.e., the smelter or refiner, at which the CMs were processed. We directed suppliers to provide this information using the Conflict Minerals Reporting Template developed through an industry-wide initiative under the auspices of EICC and GeSI. In addition, we informed suppliers of our Conflict Minerals Policy, under which we expect each supplier to provide information required for our compliance with SEC disclosure requirements.

Through these efforts, we received information from the majority of suppliers we surveyed, including information on materials supplied directly to us and contained in products that we contracted to be manufactured by third parties. We analyzed the suppliers’ template responses for completeness and internal consistency and followed up with suppliers in an effort to resolve any discrepancies we identified. We relied on representations from suppliers that we considered reasonable. In some instances, we worked with suppliers to contact the manufacturer of products supplied to them. In addition, we are continuing our efforts to obtain additional information from suppliers for responses we deemed discrepant or incomplete.

We considered warning signs or other circumstances that, in our view, indicated the responses were unreliable or that the CMs (i) came from a Covered Country and (ii) were not from recycled or scrap sources. We are in the process of comparing the smelter and refinery information provided by suppliers with the data made available by the CSFP concerning the country of origin of the CMs processed by those facilities and their Conflict Status.

In addition, we reviewed publicly available source materials, such as publications of the United Nations, if we were unable to determine, on the basis of the information provided by suppliers, (i) the facility and country of origin of the CMs supplied to us, (ii) the Conflict Status of the CMs or (iii) whether the CMs were from recycled or scrap resources.

Due Diligence Results

The majority of the responses we received from our suppliers provided aggregate data for their global supplier list on an entity-wide basis. However some of the other responses were incomplete or stated that they had no knowledge re the source of the CMs in their products supplied to FLIR because they had merely purchased such products from a source further down the supply chain. Some suppliers who did respond were able to identify smelters or refiners used by sub tier suppliers in their supply chains but not at a component level. However, their responses indicated that their own supply chain due diligence was less than complete. A minority of our suppliers provided data on a product-level basis but were unable to tie individual smelters or refiners to the specific components that were delivered to us and are contained in our end products. We are therefore unable to definitively (i) determine whether any of the CMs reported by our suppliers were contained in our end products or (ii) validate which of the smelters and refineries included in the Conflict Minerals Reporting Templates of our suppliers actually supplied CMs for specific components used in our end products.

Certain of our suppliers reported to FLIR that some of the 3TG they procured originated in the DRC and that some of the 3TG comes from recycled or scrap materials. However, in all cases these suppliers did not tie the 3TG purportedly originating in the DRC to specific smelters or refineries. As a result, while some of the CMs contained in our end products may have originated in the DRC, we were unable to determine with specificity the country of origin of the CMs contained in each of our end products or, in all cases, the smelters or refineries from which such CMs were supplied within the DRC, and, consequently, we were unable to determine definitively any connection between the CMs in our end products and the direct or indirect financing of armed groups in the DRC.

We are continuing our review of all responses to correlate, identify and resolve the inconsistencies and missing information related to each supplier’s responses. Our continuing efforts to determine the mine or location of origin of the CMs follow the due diligence measures described above.

Risk Mitigation and Future Due Diligence Measures

We have taken, or will take, the following steps since the period covered by this Report to mitigate the risk that our CMs financed or benefitted armed groups in the Covered Countries:

•	Attempt to increase the response rate of suppliers to our information requests.

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Develop an escalation policy to escalate to senior management non-complying suppliers and commence a process to require suppliers to either remediate the issue or replace the suppliers who do not comply with our Conflict Minerals Policy and Supplier Code of Conduct.

•	Encourage suppliers to increase the participation rate of smelters and refiners in the CFSP.

•	Require new suppliers to commit to total compliance with our Conflict Minerals Policy before placing any orders with the supplier.

•	Improve our supply chain due diligence by increasing awareness internally and externally regarding our Conflict Minerals Policy.

•	Increase our participation in organizations similar to CFSP or the Conflict Free Sourcing Initiative.

We will also continue to engage with the EICC and other key industry groups as part of a wider industry collaboration to develop best practices for the global supply chain and address the ongoing issue of conflict minerals.